Amendment No. 2 to
                                                           SEC File No. 70-9327


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
                (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             Robert C. Gerlach, Esq.
Pennsylvania Electric Company           Ballard Spahr Andrews &
2800 Pottsville Pike                    Ingersoll, LLP
Reading, Pennsylvania  19605            1735 Market Street - 51st Floor
                                        Philadelphia, Pennsylvania
                                        19103-7599



                   (Names and addresses of agents for service)


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          Penelec hereby amends its Application on Form U-1, docketed in SEC
File No. 70-9327, as follows:

            1. By amending Item 3 thereof to read in its entirety as follows:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

            A. The acquisition by Penelec of the common stock of Investment Sub, and the acquisition by Investment Sub of the general partnership interests of Penelec Capital II, L.P., are subject to Sections 9(a) and 10 of the Act.

            B. Penelec believes that the issuance of its Subordinated Debentures and its Guaranties to Penelec Capital II, L.P. will be exempt from the declaration requirements of the Act by virtue of Rules 45(b)(1) and 52(b) thereunder.

                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                     PENNSYLVANIA ELECTRIC COMPANY


                                    By:
                                       -----------------------------
                                       T. G. Howson,
                                       Vice President and Treasurer

Dated:   December 17, 1998